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                                                    EXHIBIT 20.2





                  PRESIDIO TRADING HALTED, AS NEGOTIATIONS START
                                FOR SALE OF ASSETS



     Denver, Colorado, November 17, 1995....PRESIDIO OIL COMPANY
(ASE:PRS/A) announced today that it had initiated discussions with Tom Brown, Inc. in respect of a potential sale of substantially all of Presidio's assets as part of a reorganization, with the proceeds thereof expected to be available for distribution to the holders of Presidio's bank debt, publicly-traded debt, and common stock. Tom Brown's bid for the Company's assets, which was previously announced on November 15, 1995, has a total stated value of $180 million, subject to adjustment, with the cash portion of the bid amount being equal to the amount required to pay fully the claimed amount of principal and any interest due on Presidio's bank debt and its senior secured notes, and with the remainder of the bid amount consisting of Tom Brown common stock.

     However, pending the completion of a definitive agreement with Tom Brown, the amount of cash and Tom Brown common stock to be distributed to the holders of each class of Presidio's debt, as well as to the holders of Presidio's common stock, cannot be established. Moreover, given the uncertainty concerning the amount of proceeds, if any, that would be available for distribution to holders of Presidio's common stock, and after discussions with the American Stock Exchange, trading of Presidio's Class A and B common stock on such Exchange has been halted indefinitely. The Amex has informed Presidio that trading in its 9% convertible subordinated debentures will be unaffected at the present time. In addition, it is anticipated that trading in the Company's common stock will commence in the future in the over-the-counter market.

     Presidio Oil Company is an independent oil and gas company engaged in onshore oil and gas exploration, development and production in the continental United States.

     For further information contact Investor Relations at (212)
593-2244.
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